SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Addition of a Direct Subsidiary

On January 7, 2022, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the addition of Woori Financial F&I Inc. as a direct subsidiary. Woori Financial Group established    Woori Financial F&I Inc. to expand its business coverage through investments in declining or restructuring companies and strengthen its non-banking portfolio.

Key Details

1.	Company name: Woori Financial F&I Inc.

2.	Primary area of business: Investment and management of non-performing loans and corporate restructuring investment companies

3.	Key financial figures: The incorporated subsidiary is newly established, so only capital stock is provided.

1)	Total assets (in millions of KRW): -

2)	Total liabilities (in millions of KRW): -

3)	Total stockholders’ equity (in millions of KRW): -

4)	Capital stock (in millions of KRW): 20,000

4.	Share ownership ratio upon addition as a direct subsidiary: 100%

5.	Proportion of the share payment compared to Woori Financial Group’s total assets (as of December 31, 2020 and on a non-consolidated basis) upon addition as a direct subsidiary: 0.9%

6.	Date of addition: January 7, 2022

7.	Total number of direct subsidiaries of Woori Financial Group after the addition of Woori Financial F&I Inc. as a direct subsidiary: 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: January 7, 2022	By: /s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director